FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date:  March 4, 2004

TALISMAN ENERGY INC.

Commission File No. 1-6665

[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,

 Calgary, Alberta, Canada, T2P 5C5

[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[√ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                 .

This Report on Form 6-K incorporates by reference the exhibit attached hereto which was filed by Talisman Energy Inc. with the Canadian Securities Commissions (the “Commissions”) on the date specified in the exhibit list.

Exhibit

Title

1.

News Release dated  March 3, 2004 referenced as  “Talisman Energy Generates  $2.7 billion in Cash Flow, Earnings Exceed $1.0 Billion, Fourth Quarter Production per Share up 15%” as filed with the Commissions on March 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.

[Registrant]

Date:  March 4, 2004

By:     CHRISTINE D. LEE

          Christine D. Lee

          Assistant Corporate Secretary

N E W S R E L E A S E

TALISMAN ENERGY GENERATES $2.7 BILLION IN CASH FLOW

EARNINGS EXCEED $1.0 BILLION

FOURTH QUARTER PRODUCTION PER SHARE UP 15%

Calgary, Alberta – March 3, 2004 – Talisman Energy Inc. released its 2003 consolidated financial and operating results today. Highlights include a significant increase in fourth quarter production, development of new core areas and continued financial strength.

The Company posted its fifth consecutive annual increase in cash flow and cash flow per share in 2003. Cash flow increased 3% to $2.7 billion, while cash flow per share was up 7% to $21.21. Excluding Sudan, cash flow per share increased 21% over 2002. Fourth quarter cash flow and cash flow per share were $644 million and $5.03, respectively.

Earnings per share more than doubled to $7.65 in 2003, while total net income surpassed one billion dollars for the first time. Higher net income reflected both increased cash flow and a $296 million gain on the sale of Talisman’s indirect interest in the Sudan project. Fourth quarter earnings were $0.80/share or $107 million. Excluding Sudan, net income per share was 145% higher than 2002.

Production averaged 398,000 boe/d, down from 445,000 boe/d in 2002, which included 60,000 bbls/d from Sudan. Production in the fourth quarter averaged 419,000 boe/d, representing a 15% increase in production per share over the same period a year earlier, excluding Sudan.

“This has been a pivotal year for Talisman,” said Dr. Jim Buckee, President and Chief Executive Officer. “We have repositioned the Company, exiting Sudan and establishing or expanding positions in the United States, the North Sea and Southeast Asia. We also bolstered our midstream assets in west central Alberta, adding infrastructure in support of our North American natural gas growth targets of 3-5% per annum.

“Results from Appalachia are very encouraging. Over the past four months we have tested five wells at combined rates of 69 mmcf/d. Several wells have tested around 20 mmcf/d and were restricted by surface equipment.

“A major accomplishment in 2003 was the commissioning of the $1 billion PM-3 CAA project in Malaysia/Vietnam on time and on budget. These properties are currently producing over 40,000 boe/d. In addition, we commenced production in Algeria and the Greater Angostura oil and gas development project is underway in Trinidad.

“The Company is poised to deliver 5-10% production per share growth in 2004, 2005 and 2006. We’ve also added a number of higher impact exploration plays to our portfolio in areas like Alaska, Colombia and Qatar, which are riskier but could deliver large upside.

“Additions to proved reserves from all sources in 2003 replaced 127% of production, excluding Sudan. At year end, we had 1.36 billion BOEs of proved reserves comprised of natural gas and relatively light, high quality crude oil and liquids. Finding and development costs averaged $14.28/boe (US$11.71/boe net). However, this doesn’t reflect over 100 mmboes of international probable reserves at Corridor in Indonesia and J1/J5 in the North Sea, which we expect will be transferred to proved in 2004. Because of this imprecise match between spending and reserves bookings, we believe that Talisman’s three-year average reserve replacement cost of $8.76/boe (US$7.72/boe net) better reflects our underlying performance.

“The Company is in excellent financial health, with year-end long-term debt less than annual cash flow. The Talisman Board has approved a three for one share split subject to shareholder and regulatory approval. In light of this, the Board will review increasing the annual dividend to $0.30 per share on a post-split basis.

“In 2004, production is expected to be between 415,000-445,000 boe/d and, year-to-date, has averaged over 430,000 boe/d. Commodity prices have remained strong early in 2004, reflecting continuing economic growth, political uncertainty and chronic supply shortages. Based on US$30/bbl WTI prices, US$5.00/mcf NYMEX gas prices and a Canadian/US dollar exchange rate of $0.76, Talisman could generate $19-20 in cash flow per share this year.”

Continued Financial Strength

The Company generated record cash flow and earnings in 2003. Other financial highlights for the year included:

  Repurchase of 3.3 million shares,
  An $800 million reduction in long-term debt,
  An increase in the annual dividend payment from $0.60/share to $0.80/share.
	Three months ended		Year ended
	December 31		December 31
	2003	2002	2003	2002

Financial
Cash flow ($mm)[1]	644	759	2,729	2,645
Cash flow ($mm excluding Sudan)	644	665	2,653	2,291

Cash flow per share ($)[1]	5.03	5.72	21.21	19.73
Cash flow per share ($ excluding Sudan)	5.03	5.01	20.61	17.09

Net income ($mm)	107	182	1,007	524
Net income ($mm excluding Sudan)	107	122	666	298

Income per share ($)	0.80	1.33	7.65	3.73
Income per share ($ excluding Sudan)	0.80	0.87	5.00	2.04

Long-term debt ($billion at year end)	2.2	3.0
Shares outstanding (million at year end)	128	131

1Cash flow and cash flow per share are non-GAAP measures. See the table in this release for a reconciliation of cash flow to net income.

Cash flow in 2003 increased 3%, to $2.7 billion as higher commodity gas prices and increased natural gas sales more than offset lower liquids volumes, higher royalties and hedging losses. Cash flow per share (excluding Sudan) increased by 21%. In the fourth quarter, increased production (up 10%) was offset by a 10% decrease in netbacks due to the stronger Canadian dollar.

Net income was over $1 billion in 2003, almost double the previous year, reflecting the gain on the sale of Talisman’s indirect interest in the Sudan project, higher cash flow and lower future taxes. Pre-tax net income was also reduced by $185 million ($130 million net of tax) as the Company provided for stock-based compensation. The majority ($105 million, $74 million net of tax) of this expense was taken in the second quarter and reflects adoption of the new policy and the value of the Company’s outstanding stock options at June 30, 2003. The benefits of the new compensation plan include less dilution, as experience shows that options are likely to be exercised for cash, and increased cost effectiveness for Talisman as cash payments will be tax deductible by the Company. Net income in the fourth quarter was $107 million, down from $122 million in the previous year. A large part of this reduction reflects the impact of higher Talisman share prices on provision for stock-based compensation expenses.

During the year, the Company reduced its long-term financial liabilities from $3.0 billion to $2.2 billion at December 31, 2003. Year-end debt to cash flow was 0.8:1 and debt-to-debt plus equity was 31%. The reduction in debt is the result of approximately $1 billion in net proceeds from the sale of Talisman’s Sudan properties as well as the impact of a stronger Canadian dollar on US dollar denominated debt.

The Company repurchased 3,335,600 of its common shares under its normal course issuer bid during 2003, for a total of $194 million ($58.24/share).

Two common share dividends were paid in 2003 (total dividends were $0.70/share). The Company’s dividend is determined semi-annually by the Board of Directors and commencing with the December 2003 payment, the semi-annual dividend was increased to $0.40/share ($0.80/share annually).

Fourth Quarter Production per Share up 15% (excluding Sudan)

	Three Months Ended December 31		Year Ended December 31

	2003	2002	2003	2002

Oil and liquids (bbls/d)
North America	57,527	62,806	59,578	62,676
North Sea	128,697	124,247	113,075	127,486
Southeast Asia	31,138	22,378	24,430	22,469
Algeria	11,804	-	6,594	-

Total (excluding Sudan)	229,166	209,431	203,677	212,631
Sudan	-	61,151	13,039	60,109

	229,166	270,582	216,716	272,740

Natural gas (mmcf/d)

North America	867	826	864	820
North Sea	118	112	109	122
Southeast Asia	153	90	117	94

	1,138	1,028	1,090	1,036

000 boe/d	419	442	398	445
000 boe/d (net of royalties)	353	357	334	366
000 boe/d (excluding Sudan)	419	381	385	385
000 boe/d (excluding Sudan net of	353	325	327	330
royalties)
boe per share (excluding Sudan)	0.30	0.26	1.09	1.05

Production averaged 419,000 boe/d in the fourth quarter of 2003, an increase of 10% over the same quarter in 2002, excluding Sudan. Production per share, excluding Sudan, increased 15% over fourth quarter 2002 and 11% over the third quarter of 2003.

Talisman’s annual oil and liquids production was down compared to 2002 as a result of the Sudan sale and lower North American and North Sea volumes. The startup of the PM-3 CAA project in Malaysia/Vietnam, production startup in Algeria and higher North Sea volumes, including Norway, led to a 27,000 bbls/d (13%) increase in oil volumes over the third quarter of 2003 and 9% above the fourth quarter of 2002, excluding Sudan.

Talisman’s natural gas production increased 5% in 2003, with Appalachian gas volumes averaging 60 mmcf/d. Fourth quarter gas volumes were 11% higher than the comparable period in 2002. The 70% increase in fourth quarter gas sales from Southeast Asia was attributable to Indonesia, including gas sales to Singapore and first gas sales from Malaysia/Vietnam, which averaged 20 mmcf/d during the quarter.

Proved Reserves (excluding Sudan) up 3%

Talisman Proved Gross Reserves	BOE	Oil & NGLS	Natural Gas
	(million barrels)	(million barrels)	(billion cubic feet)

December 31, 2002	1,323.8[1]	556.0[1]	4,607.3
Discoveries, additions & extensions	129.8	53.3	459.5
Net purchase & sale	35.0[2]	17.1[2]	107.2
Revisions & transfers	13.2	26.3	(80.1)
2003 Production	(139.9)[3]	(73.5) [3]	(398.4)

December 31, 2003	1,361.9	579.2	4,695.5

excludes 160.9 mmbbls for Sudan 2excludes 156.1 mmbbls for Sudan 3excludes 4.8 mmbbls for Sudan

Talisman replaced 150% of production from all sources in 2003 (including proved and probable discoveries, revisions and net acquisitions excluding Sudan). On the basis of proved reserves, the Company replaced 127% of production from all sources and 102% through drilling.

Year-end proved reserves were 1,362 mmboe, a 3% increase over 2002 (excluding Sudan), largely due to increases in Malaysia/Vietnam and the United States. Proved reserves per share increased by 5% (excluding Sudan). Overall revisions and transfers were positive, adding 13 mmboe. Probable reserves increased 4% to 873 mmboe (excluding Sudan).

Proved natural gas reserves increased 2% to 4,696 bcf. Approximately 57% of Talisman’s proved reserves are natural gas, of which 56% (2,645 bcf) are situated in North America. Proved oil reserves increased by 4% (excluding Sudan) to 579 mmbbls. Virtually all of these reserves are high quality, medium-light crude oil and natural gas liquids.

Proved undeveloped reserves (PUDs) account for only 7% of Talisman’s North American total proved reserves. While international PUDs are higher at 37%, these are reserves with a high degree of certainty in well defined projects. Talisman’s North Sea PUDs are in projects under development and for which near term development drilling is scheduled. Southeast Asia PUDs relate to the South Angsi oil development, oil and gas reserves (under contract) in the PM-3 CAA in Malaysia and in the Corridor Block in Indonesia. These are long life gas contracts backstopped by proved reserves. Trinidad PUDs are associated with the Greater Angostura development, which is currently under construction.

At year end 2003 (based on 2003 production excluding Sudan), Talisman had a reserve life index of 9.7 years for proved reserves and 16 years based on proved plus probable reserves.

Over the past two years, Talisman has played a leading role in the Alberta Securities Commission process to develop new disclosure standards for reserves. The Company supports the objective of fostering investor confidence in reserves and has advocated uniformity with its North American peer group. In response to the recommendations, Talisman undertook a thorough review of its procedures for evaluating and booking reserves. The Company also established a Board committee to review the reserves process and disclosure and has established the position of an internal qualified reserves evaluator (IQRE). The IQRE provides a report to the Reserves Committee and a regulatory certificate regarding proved reserves and their related cash flows.

Talisman continues to do a complete internal evaluation of proved reserves annually, supported by external audits. Over the past three years, 90% of the Company’s reserves have been independently audited. As a result of these reviews, the Company is confident that its reserves booking procedures and internal controls accurately capture and report its reserves. The empirical evidence for this is the Company’s continued production growth, low and positive level of historical reserve revisions and low percentage of PUDs in North America.

2003 Finding and Development Costs

	2003 ($/boe)		3 Year ($boe)

	C$ Gross[1]	US$ Net[2]	C$ Gross[1]	US$ Net[2]

North America	16.62	11.60	12.20	10.09
International	12.52	11.82	7.03	6.49
Total F&D	14.28	11.71	8.76	7.72

FD&A Costs*	14.67	12.12	9.79	8.62

1 Calculations based on proved reserves before royalties. 2 Calculations based on proved reserves net of royalties. * FD&A costs exclude the sale of Sudan reserves.

Talisman’s finding and development (F&D) costs averaged $14.28/boe (US$11.71/boe net) in 2003.

Based on 2003 drilling results, Talisman’s North American F&D costs averaged $13.72/boe. Approximately half of the increase over 2002 can be attributed to higher spending on land, geological and geophysical expenses (G&G) and, to a lesser extent, plant and equipment. Land and G&G represent an investment in potential future reserve additions. Timing was also an issue in 2003, where money spent in some areas (e.g. Appalachia and Monkman) will result in reserves additions in 2004.

Talisman also drilled more wells in 2003 to capitalize on higher gas prices and although this resulted in lower reserve adds per well, the investments were highly profitable at prevailing prices.

Including net revisions, North American F&D costs were $16.62/boe in 2003. Revisions and transfers in 2003 had the net effect of lowering North American proved reserves by 13 mmboe (less than 1% of Company total). The main reason for the revision was a detailed internal review of properties acquired by Talisman several years ago. For these reasons, the Company believes that three-year F&D costs are a better reflection of underlying performance.

International F&D costs were $12.52/boe in 2003, although again Talisman believes the three-year average of $7.03/boe is more representative. At year end, Talisman had over 100 mmboe of probable reserves (in Corridor gas in Indonesia and the J1/J5 oil discoveries in the North Sea), which will be transferred to proved, pending gas sales contracts and final project approvals in 2004. Had these reserves been booked in 2003, Talisman’s international F&D costs would have been $5.62/boe.

Finding, development and acquisition (FD&A) costs were $14.67/boe in 2003 and largely reflect Talisman’s asset acquisitions in Appalachia and Norway. Sudan has been excluded from the FD&A calculations because the sale of such a large property distorts the results so much that meaningful comparisons are not possible.

Capital Spending Increased by 39%

(millions of dollars)	2003	2002	2001

North America	1,580	939	976
North Sea	693	518	664
Southeast Asia	316	269	149
Algeria	34	107	63
Sudan	2	98	117
Other	223	121	52
Non-segmented (corporate)	38	26	30

	$2,886	$2,078	$2,051

Includes exploration, development and net asset acquisitions expenditures, but excludes the Lundin and Petromet acquisitions in 2001 and excludes the proceeds of the Sudan sale in 2003.

Total capital spending increased 39% to $2.9 billion. Exploration and development spending was $2.2 billion, up from $1.8 billion in 2002.

Natural gas continues to be the focus of the Company’s capital investment activities in North America. Of the $1.6 billion of capital spending in North America, $453 million related to exploration activities, while development accounted for $656 million. Development spending was concentrated in the predominantly gas producing core areas in the Alberta Foothills, Greater Arch, Deep Basin, Monkman and Edson. In addition, the Company spent $471 million on acquisitions, net of dispositions, including properties in Appalachia and Vista Midstream Solutions Ltd.

Total capital spending in the North Sea of $693 million included $99 million for exploration and $397 million for development, with the remaining $197 million for property acquisitions. Development expenditures included Blake Flank development and drilling within Clyde, Buchan, Ross, Tartan and Claymore core areas.

The PM-3 CAA development in Malaysia/Vietnam accounted for a majority of the $316 million (including $22 million of capitalized interest) of total capital spending in Southeast Asia. A total of $41 million was spent in Indonesia with over half going to develop Corridor in order to support gas sales to Singapore.

Other areas accounted for $223 million of the 2003 capital spending. Talisman spent $130 million in Trinidad to advance the Angostura development on offshore Block 2(c). The Company spent $21 million in Colombia participating in drilling two unsuccessful exploration wells.

Annual Netbacks up 13% on Higher Gas Prices

	Three months ended		Years ended
	December 31		December 31
Total Company	2003	2002	2003	2002

Oil and liquids ($/bbl)*
Sales price	37.53	41.47	38.93	37.20
Hedging loss	2.08	0.37	2.05	0.09
Royalties	5.13	8.85	5.59	6.83
Operating costs	9.51	8.53	9.63	7.99

	20.81	23.72	21.66	22.29

Natural gas ($/mcf)
Sales price	5.02	5.20	6.03	4.03
Hedging (gain) loss	(0.03)	(0.09)	0.08	(0.22)
Royalties	0.93	0.89	1.14	0.67
Operating costs	0.70	0.80	0.70	0.69

	3.42	3.60	4.11	2.89

Netback $/boe	20.68	22.90	23.00	20.34

*(excluding synthetic oil and pipeline operations).

Talisman’s netbacks (revenue less operating costs, royalties and hedging impacts) increased by 13% over 2003 on the strength of higher oil and gas prices. Netbacks (as reported in Canadian dollars) fell 10% in the fourth quarter, largely on the strengthening Canadian dollar versus the US dollar.

The benchmark West Texas Intermediate oil price averaged US$30.99/bbl in 2003, an increase of 19% over 2002. However, adjusting for exchange rates, oil prices were up 6% in Canadian dollars.

Talisman’s realized natural gas prices increased 50% over 2003, largely on the strength of a 60% increase in North American gas prices. The NYMEX Henry Hub contract price averaged US$5.44/mcf, a significant increase over 2002, as supplies were very tight in 2003.

Talisman’s hedging loss for 2003 was $194 million, compared to a $75 million gain a year earlier. Royalties also increased in 2003, averaging $6.18/boe versus $5.74/boe a year earlier. This is primarily a function of higher prices.

Unit operating costs averaged $7.15/boe versus $6.48/boe in 2002. Higher processing and power costs worldwide, lower North Sea volumes and the sale of Sudan properties, which had low unit operating costs, contributed to the increase. Fourth quarter unit operating costs averaged $7.09/boe versus $7.07/boe a year earlier. The recent strengthening of the pound sterling could have an adverse effect on Talisman’s reported 2004 operating costs.

Core Area Highlights

North America

Talisman’s large North American gas business generates well in excess of $1 billion per year in cash that is reinvested for growth both in North America and internationally.

  Natural gas production averaged 864 mmcf/d, up from 820 mmcf/d in 2002.
  Liquids production averaged 59,578 bbls/d, compared to 62,676 bbls/d in 2002.
  Conventional operating costs averaged $5.01/boe, up from $4.65/boe in 2002.
  Talisman drilled 30 successful wells in the Alberta Foothills.
  Talisman completed the construction of and commissioned the Erith pipeline in the fourth quarter of 2003.
  The Company purchased Vista Midstream Solutions Ltd., including the Cutbank gas plant and an extensive gas gathering system.
  Talisman earned a 30% interest in two East Coast offshore exploration licenses.
  The Company entered into an agreement to acquire an interest in up to 10 townships in Alaska through a rolling drilling option.
  Talisman achieved production of 60 mmcf/d in the Appalachia region of upper New York State.
  The Company achieved daily production records at Chauvin (16,200 bbls/d), West Whitecourt (55.5 mmcf/d), Alberta Foothills (160 mmcf/d) and Deep Basin (61.3 mmcf/d).

North Sea

In the UK Central North Sea, Talisman has established a number of operated commercial hubs, which provide significant value creation through low risk development, adjacent exploration opportunities, secondary recovery and third-party tariff receipts. The North Sea continues to enjoy high netbacks.

  Liquids production averaged 113,075 bbls/d, compared to 127,486 bbls/d in 2002, however, fourth quarter liquids production recovered to 128,697 bbls/d.
  Natural gas production averaged 109 mmcf/d, compared to 122 mmcf/d in 2002.
  Talisman drilled 17 successful oil and natural gas wells.
  First oil from the Blake Flank development started on schedule at 5,200 bbls/d.
  Talisman participated in three successful exploration wells. The J5 well, adjacent to the Buchan field, tested at 7,100 bbls/d, the Tartan North well tested at 8,100 bbls/d and the Affleck well, east of the Orion field, tested at 4,000 bbls/d. The Drum, Dunnottar and Eta-2 wells were unsuccessful.

  The Company acquired an entry position in Norway with the purchase of a 61% interest in two blocks in the Norwegian North Sea containing the producing Gyda field and platform facilities and 61% of the Gyda gas export pipeline.
  Talisman was awarded four new exploration blocks in the UK North Sea.

Southeast Asia

Indonesia

Talisman continues to develop its large gas reserves in the Corridor Block. The Company is actively negotiating new gas sales contracts with the objective of doubling sales by 2007.

  Production averaged 112 mmcf/d of natural gas (up 19% over 2002) and 15,758 bbls/d of liquids.
  Gas sales from Corridor to Singapore commenced on schedule in mid-September.
  Talisman entered into a new gas sales agreement to sell Corridor gas to Island Power in Singapore.
  A heads of agreement was signed and negotiations are underway to sell 2.4 tcf (Talisman 36%) of natural gas to West Java.
  Contracts are being finalized and pipeline tie-ins being prepared to sell 300 bcf of gas (Talisman 36%) to the island of Batam.

Malaysia/Vietnam

Talisman completed the $1 billion PM-3 CAA Phase 2/3 oil and gas development project on time and on budget.

  First oil production from the PM-3 CAA Phase 2/3 oil and gas project commenced in September. Overall production averaged 9,502 boe/d for the year, with 19,427 boe/d in the fourth quarter.
  First natural gas production commenced in the fourth quarter.
  The Company had four successful discovery and appraisal wells on PM-3 CAA; North Bunga Orkid-1, East Bunga Orkid-2, North Bunga Pakma-2 and Bunga Tulip-1.
  Talisman discovered natural gas on Block 46-Cai Nuoc in Vietnam at the Hoa Mai exploration well, testing at 36 mmcf/d.
  Talisman also made an oil discovery at Song Doc in Block 46/02 in Vietnam, which tested 7,300 bbls/d.
  Talisman made a significant oil discovery at South Angsi (on Block PM-305) in Malaysia, which tested at 11,300 bbls/d. The South Angsi field development was sanctioned in late 2003 and first production is expected in mid-2005.

Algeria

During 2003, development of the Greater MLN project located in Block 405a in eastern Algeria was completed, with production commencing in June. In addition, the Company has a 2% interest in the unitized Ourhoud field, a small portion of which extends onto Block 405a. By the fourth quarter of 2003, Talisman’s share of production was 11,804 bbls/d.

Trinidad

Talisman has a 25% interest in the Angostura project, a major oil and gas development in Block 2(c) offshore Trinidad. Field development is progressing, with first production anticipated early in 2005.

Talisman also holds a 30% interest in Block 3(a), immediately east of Block 2(c). The Company drilled three exploration wells on Block 3(a) and one on Block 2(c) in 2003. All four wells encountered hydrocarbons.

Colombia

In Colombia, Talisman has non-operated interests in a number of blocks. During 2003, Talisman participated in two exploration wells. The El Encanto-2 well in the Huila Norte Block and the Candelo-1 well on the Acevedo Block both commenced drilling in September and were plugged and abandoned in early 2004. The remaining exploration program in 2004 remains highly prospective, with large potential targets.

Qatar

In April 2003, Talisman received official ratification by the Emir of Qatar of an

Exploration and Production Sharing Agreement entered into in late 2002 for the offshore Block 10 (TLM 100%). Geophysical work commenced in November and the Company plans to shoot 2D and 3D seismic in 2004.

Sudan

On March 12, 2003, Talisman completed the sale of its indirectly held interest in the Greater Nile Oil Project to ONGC Videsh Limited, a subsidiary of India’s national oil company.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States. Talisman’s subsidiaries also conduct business in Trinidad, Colombia and Qatar. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor & Corporate Communications Phone: 403-237-1196 Fax: 403-237-1210 E-mail:tlm@talisman-energy.com

Readers are referred to the Advisories and definitions at the back of this press release.

	Talisman Energy Inc.
	Highlights

	Three months ended		Years ended
	December 31		December 31
	2003	2002	2003	2002

Financial
(millions of Canadian dollars unless otherwise stated)
Cash flow	644	759	2,729	2,645
Net income	107	182	1,007	524
Exploration and development expenditures	658	457	2,180	1,848
Per common share (dollars)
Cash flow (1)	5.03	5.72	21.21	19.73
Net income (2)	0.80	1.33	7.65	3.73

Production
(daily average)
Oil and liquids (bbls/d)
North America	55,019	59,677	56,929	59,808
North Sea	128,697	124,247	113,075	127,486
Southeast Asia	31,138	22,378	24,430	22,469
Algeria	11,804	-	6,594	-
Sudan	-	61,151	13,039	60,109
Synthetic oil	2,508	3,129	2,649	2,868

Total oil and liquids	229,166	270,582	216,716	272,740

Natural gas (mmcf/d)
North America	867	826	864	820
North Sea	118	112	109	122
Southeast Asia	153	90	117	94

Total natural gas	1,138	1,028	1,090	1,036

Total mboe/d	419	442	398	445

Prices (3)
Oil and liquids ($/bbl)
North America	31.88	34.57	35.30	32.43
North Sea	38.81	41.77	39.72	38.76
Southeast Asia	41.36	45.04	41.05	39.46
Algeria	39.70	-	39.01	-
Sudan	-	46.30	43.89	37.79

Crude oil and natural gas liquids	37.53	41.47	38.93	37.20
Synthetic oil	36.99	42.76	43.19	40.07

Total oil and liquids	37.52	41.49	38.98	37.22

Natural gas ($/mcf)
North America	5.11	5.21	6.37	3.96
North Sea	4.86	4.51	4.57	3.89
Southeast Asia	4.63	6.00	4.95	4.72

Total natural gas	5.02	5.20	6.03	4.03

Total ($/boe) (includes synthetic)	34.17	37.50	37.70	32.15

(1)	Cash flow per common share is calculated before deducting preferred security charges.
(2)	Net income per common share is calculated after deducting preferred security charges.
(3)	Prices are before hedging.

     Talisman Energy Inc. Consolidated Balance Sheets

(Unaudited)

December 31 (millions of Canadian dollars)	2003	2002

Assets
Current
Cash and cash equivalents	98	27
Accounts receivable	760	719
Inventories	100	147
Prepaid expenses	17	24

	975	917

Accrued employee pension benefit asset	63	67
Other assets	76	99
Goodwill	473	469
Property, plant and equipment	9,778	10,042

	10,390	10,677

Total assets	11,365	11,594

Liabilities
Current
Accounts payable and accrued liabilities	1,064	803
Income and other taxes payable	154	186

	1,218	989

Deferred credits	57	57
Provision for future site restoration	840	813
Long-term debt	2,203	2,997
Future income taxes	2,088	2,236

	5,188	6,103

Shareholders' equity
Preferred securities	431	431
Common shares	2,725	2,785
Contributed surplus	73	75
Cumulative foreign currency translation	(114)	140
Retained earnings	1,844	1,071

	4,959	4,502

Total liabilities and shareholders' equity	11,365	11,594

     Talisman Energy Inc. Consolidated Statements of Income

(Unaudited)

	Three months ended		Years ended
(millions of Canadian dollars	December 31		December 31
except per share amounts)	2003	2002	2003	2002

Revenue
Gross sales	1,280	1,524	5,295	5,299
Less royalties	205	302	894	927

Net sales	1,075	1,222	4,401	4,372
Other	22	20	76	80

Total revenue	1,097	1,242	4,477	4,452

Expenses
Operating	288	303	1,099	1,115
General and administrative	46	39	152	138
Depreciation, depletion and amortization	403	388	1,443	1,495
Dry hole	66	49	251	174
Exploration	52	70	213	185
Interest on long-term debt	35	42	137	164
Stock-based compensation	62	-	185	-
Other	(9)	53	16	113

Total expenses	943	944	3,496	3,384

Gain on sale of Sudan operations	-	-	296	-

Income before taxes	154	298	1,277	1,068

Taxes
Current income tax	35	66	229	258
Future income tax (recovery)	(7)	32	(51)	162
Petroleum revenue tax	19	18	92	124

	47	116	270	544

Net income	107	182	1,007	524
Preferred security charges, net of tax	5	6	22	24

Net income available to common shareholders	102	176	985	500

Per common share (dollars)
Net income	0.80	1.33	7.65	3.73
Diluted net income	0.78	1.31	7.57	3.67

Average number of common shares outstanding (millions)
Basic	128	133	129	134
Diluted	130	134	130	136

Consolidated Statements of Retained Earnings
( Unaudited)

	Three months ended		Years ended
	December 31		December 31
(millions of Canadian dollars)	2003	2002	2003	2002

Retained earnings, beginning of period	1,793	1,071	1,071	787
Net income	107	182	1,007	524
Common share dividends	(51)	(40)	(90)	(80)
Purchase of common shares	-	(136)	(122)	(136)
Preferred security charges, net of tax	(5)	(6)	(22)	(24)

Retained earnings, end of period	1,844	1,071	1,844	1,071

Talisman Energy Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Years ended
	December 31		December 31
(millions of Canadian dollars)	2003	2002	2003	2002

Operating
Net income	107	182	1,007	524
Items not involving current cash flow	485	507	1,509	1,936
Exploration	52	70	213	185

Cash flow	644	759	2,729	2,645
Deferred gain on unwound hedges	(1)	(6)	(9)	(43)
Changes in non-cash working capital	(102)	(76)	(104)	(163)

Cash provided by operating activities	541	677	2,616	2,439

Investing
Proceeds on sale of Sudan operations	-	-	1,012	-
Capital expenditures
Exploration, development and corporate	(668)	(466)	(2,218)	(1,874)
Acquisitions	(17)	(175)	(661)	(244)
Proceeds of resource property dispositions	1	14	63	30
Investments	(8)	(34)	(11)	(36)
Changes in non-cash working capital	81	(9)	82	2

Cash used in investing activities	(611)	(670)	(1,733)	(2,122)

Financing
Long-term debt repaid	-	-	(791)	(1,397)
Long-term debt issued	-	255	292	1,417
Common shares issued (purchased)	2	(218)	(184)	(184)
Common share dividends	(51)	(40)	(90)	(80)
Preferred security charges	(9)	(10)	(38)	(42)
Deferred credits and other	7	(17)	27	(21)

Cash used in financing activities	(51)	(30)	(784)	(307)

Effect of translation on foreign currency cash	(1)	-	(28)	-

Net (decrease) increase in cash	(122)	(23)	71	10
Cash and cash equivalents, beginning of period	220	50	27	17

Cash and cash equivalents, end of period	98	27	98	27

Selected Cash Flow Information

	Three months ended		Years ended
	December 31		December 31
(millions of Canadian dollars)	2003	2002	2003	2002

Net income	107	182	1,007	524

Items not involving current cash flow
Depreciation, depletion and amortization	403	388	1,443	1,495
Property impairments	2	25	30	74
Dry hole	66	49	251	174
Net loss (gain) on asset disposals	-	11	(14)	10
Gain on sale of Sudan operations	-	-	(296)	-
Stock based compensation	32	-	138	-
Future taxes and deferred PRT	(8)	36	(32)	195
Other	(10)	(2)	(11)	(12)

	485	507	1,509	1,936

Exploration	52	70	213	185

Cash flow	644	759	2,729	2,645

Segmented Information

		North America (1)			North Sea (2)				Southeast Asia (3)				Algeria

	Three months		Years		Three months		Years		Three months		Years		Three months			Years
	ended		ended		ended		ended		ended		ended		ended			ended
	December 31		December 31		December 31		December 31		December 31		December 31		December 31			December 31
(millions of Canadian dollars)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002		2003	2002

Revenue
Gross sales	574	603	2,703	2,014	488	520	1,738	1,971	177	142	556	486	41	-		89	-
Royalties	122	119	587	373	14	22	8	96	49	38	156	130	20	-		46	-

Net sales	452	484	2,116	1,641	474	498	1,730	1,875	128	104	400	356	21	-		43	-
Other	22	10	54	38	1	8	23	40	-	1	-	1	-	-		-	-

Total revenue	474	494	2,170	1,679	475	506	1,753	1,915	128	105	400	357	21	-		43	-

Segmented expenses
Operating	104	99	395	357	155	158	583	588	25	25	87	86	4	-		16	-
DD&A	180	160	693	614	184	181	619	701	31	23	95	87	8	-		17	-
Dry hole	26	37	135	128	19	9	69	9	7	-	9	4	-	-		1	-
Exploration	21	17	87	66	5	6	21	20	6	9	17	19	-	5		-	5
Other	3	7	(28)	-	(6)	25	26	81	4	4	9	9	-	1		-	2

Total segmented expenses	334	320	1,282	1,165	357	379	1,318	1,399	73	61	217	205	12	6		34	7

Segmented income before taxes	140	174	888	514	118	127	435	516	55	44	183	152	9	(6)		9	(7)

Non-segmented expenses
General and administrative
Interest on long-term debt
Gain on sale of Sudan operations
Stock-based compensation
Currency translation

Total non-segmented expenses

Income before taxes

Capital expenditures
Exploration	105	88	453	321	40	29	99	134	26	16	70	36	-		4	4		4
Development	240	108	629	480	96	42	397	297	58	72	246	233	4		26	30		103
Midstream	3	13	27	21	-	-	-	-	-	-	-	-	-		-	-		-

Exploration and development	348	209	1,109	822	136	71	496	431	84	88	316	269	4		30	34		107
Property acquisitions
Midstream acquisitions
Proceeds on dispositions
Other non-segmented

Net capital expenditures (4)

Property, plant and equipment			5,642	4,955			2,710	2,921			1,079	1,093				202		244
Goodwill			291	291			74	46			108	132				-		-
Other			403	350			386	387			217	205				27		6

Segmented assets			6,336	5,596			3,170	3,354			1,404	1,430				229		250
Non-segmented assets

Total assets

	Three months		Years
	ended		ended
	December 31		December 31
(1) North America	2003	2002	2003	2002

Canada	460	489	2,017	1,674
US	13	5	152	5

Total revenue	473	494	2,169	1,679

Canada			5,238	4,848
US			404	107

Property, plant and equipment			5,642	4,955

(2) North Sea

United Kingdom	448	500	1,691	1,888
Netherlands	3	6	26	27
Norway	24	-	36	-

Total revenue	475	506	1,753	1,915

United Kingdom			2,555	2,875
Netherlands			39	46
Norway			116	-

Property, plant and equipment			2,710	2,921

(3) Southeast Asia

Indonesia	82	89	304	302
Malaysia	43	14	85	50
Vietnam	3	2	11	5

Total revenue	128	105	400	357

Indonesia			383	515
Malaysia			673	565
Vietnam			23	13

Property, plant and equipment			1,079	1,093

(4) Excluding corporate acquisitions.

Segmented Information (continued)

	Sudan				Other				Total

	Three months		Years		Three months		Years		Three months		Years
	ended		ended		ended		ended		ended		ended
	December 31		December 31		December 31		December 31		December 31		December 31
(millions of Canadian dollars)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Revenue
Gross sales	-	259	209	828	-	-	-	-	1,280	1,524	5,295	5,299
Royalties	-	123	97	328	-	-	-	-	205	302	894	927

Net sales	-	136	112	500	-	-	-	-	1,075	1,222	4,401	4,372
Other	-	1	(1)	1	(1)	-	-	-	22	20	76	80

Total revenue	-	137	111	501	(1)	-	-	-	1,097	1,242	4,477	4,452

Segmented expenses
Operating	-	21	18	84	-	-	-	-	288	303	1,099	1,115
DD&A	-	24	19	93	-	-	-	-	403	388	1,443	1,495
Dry hole	-	3	-	13	14	-	37	20	66	49	251	174
Exploration	-	1	5	6	20	32	83	69	52	70	213	185
Other	-	-	-	(10)	(1)	2	2	2	-	39	9	84

Total segmented expenses	-	49	42	186	33	34	122	91	809	849	3,015	3,053

Segmented income before taxes	-	88	69	315	(34)	(34)	(122)	(91)	288	393	1,462	1,399

Non-segmented expenses
General and administrative									46	39	152	138
Interest on long-term debt									35	42	137	164
Gain on sale of Sudan operations									-	-	(296)	-
Stock-based compensation									62	-	185	-
Currency translation									(9)	14	7	29

Total non-segmented expenses									134	95	185	331

Income before taxes									154	298	1,277	1,068

Capital expenditures
Exploration	-	4	7	27	50	33	151	106	221	174	784	628
Development	-	16	(5)	71	36	6	72	15	434	270	1,369	1,199
Midstream	-	-	-	-	-	-	-	-	3	13	27	21

Exploration and development	-	20	2	98	86	39	223	121	658	457	2,180	1,848
Property acquisitions									27	185	638	276
Midstream acquisitions									-	-	130	-
Proceeds on dispositions									(14)	(34)	(100)	(72)
Other non-segmented									11	9	38	26

Net capital expenditures (4)									682	617	2,886	2,078

Property, plant and equipment			-	772			145	57			9,778	10,042
Goodwill			-	-			-	-			473	469
Other			-	56			18	12			1,051	1,016

Segmented assets			-	828			163	69			11,302	11,527
Non-segmented assets											63	67

Total assets											11,365	11,594

(4) Excluding corporate acquisitions.

		Talisman Energy Inc.
		Product Netbacks

		Three months ended		Twelve months ended
		December 31		December 31
(C$ - production before royalties)		2003	2002	2003	2002

North	Oil and liquids ($/bbl)
America	Sales price	31.88	34.57	35.30	32.43
	Hedging loss	2.07	0.36	2.45	0.06
	Royalties	6.86	7.42	7.37	6.85
	Operating costs	6.76	6.20	6.28	5.55

		16.19	20.59	19.20	19.97

	Natural gas ($/mcf)
	Sales price	5.11	5.21	6.37	3.96
	Hedging loss (gain)	(0.04)	(0.11)	0.11	(0.28)
	Royalties	1.08	1.04	1.37	0.75
	Operating costs	0.78	0.78	0.75	0.71

		3.29	3.50	4.14	2.78

North Sea	Oil and liquids ($/bbl)
	Sales price	38.81	41.77	39.72	38.76
	Hedging loss	2.07	0.38	2.01	0.12
	Royalties	0.60	1.72	(0.08)	1.60
	Operating costs	11.82	12.00	12.67	11.11

		24.32	27.67	25.12	25.93

	Natural gas ($/mcf)
	Sales price	4.86	4.51	4.57	3.89
	Royalties	0.63	0.27	0.28	0.48
	Operating costs	0.48	0.92	0.54	0.61

		3.75	3.32	3.75	2.80

Southeast Asia (1)	Oil and liquids ($/bbl)
	Sales price	41.36	45.04	41.05	39.46
	Hedging loss	2.10	0.36	2.37	0.06
	Royalties	15.69	17.13	16.09	14.83
	Operating costs	6.83	8.67	7.33	7.93

		16.74	18.88	15.26	16.64

	Natural gas ($/mcf)
	Sales price	4.63	6.00	4.95	4.72
	Royalties	0.33	0.31	0.29	0.25
	Operating costs	0.41	0.80	0.50	0.59

		3.89	4.89	4.16	3.88

Algeria	Oil ($/bbl)
	Sales price	39.70	-	39.01	-
	Hedging loss	2.11	-	2.23	-
	Royalties	18.52	-	19.18	-
	Operating costs	4.30	-	6.84	-

		14.77	-	10.76	-

Sudan	Oil ($/bbl)
	Sales price	-	46.30	43.89	37.79
	Hedging loss	-	0.37	-	0.07
	Royalties	-	21.74	20.34	14.94
	Operating costs	-	3.72	3.73	3.82

		-	20.47	19.82	18.96

Total Company	Oil and liquids ($/bbl)
	Sales price	37.53	41.47	38.93	37.20
	Hedging loss	2.08	0.37	2.05	0.09
	Royalties	5.13	8.85	5.59	6.83
	Operating costs	9.51	8.53	9.63	7.99

		20.81	23.72	21.66	22.29

	Natural gas ($/mcf)
	Sales price	5.02	5.20	6.03	4.03
	Hedging loss (gain)	(0.03)	(0.09)	0.08	(0.22)
	Royalties	0.93	0.89	1.14	0.67
	Operating costs	0.70	0.80	0.70	0.69

		3.42	3.60	4.11	2.89

(1) Includes operations in Indonesia and Malaysia/Vietnam. Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.

Additional Information for US Readers

Product Netbacks

		Three months ended		Twelve months ended
		December 31		December 31
(US$ - production net of royalties)		2003	2002	2003	2002

North	Oil and liquids (US$/bbl)
America	Sales price	24.23	22.03	25.20	20.65
	Hedging loss	2.00	0.29	2.21	0.04
	Operating costs	6.55	5.03	5.67	4.48

		15.68	16.71	17.32	16.13

	Natural gas (US$/mcf)
	Sales price	3.88	3.32	4.55	2.52
	Hedging loss (gain)	(0.04)	(0.09)	0.10	(0.22)
	Operating costs	0.75	0.62	0.68	0.56

		3.17	2.79	3.77	2.18

North Sea	Oil and liquids (US$/bbl)
	Sales price	29.50	26.61	28.35	24.68
	Hedging loss	1.60	0.26	1.43	0.08
	Operating costs	9.12	7.98	9.02	7.38

		18.78	18.37	17.90	17.22

	Natural gas (US$/mcf)
	Sales price	3.69	2.87	3.26	2.48
	Operating costs	0.42	0.62	0.41	0.44

		3.27	2.25	2.85	2.04

Southeast Asia (1)	Oil and liquids (US$/bbl)
	Sales price	31.43	28.70	29.30	25.13
	Hedging loss	2.57	0.37	2.78	0.06
	Operating costs	8.37	8.91	8.60	8.09

		20.49	19.42	17.92	16.98

	Natural gas (US$/mcf)
	Sales price	3.52	3.82	3.53	3.01
	Operating costs	0.33	0.54	0.38	0.40

		3.19	3.28	3.15	2.61

Algeria	Oil (US$/bbl)
	Sales price	30.17	-	27.84	-
	Hedging loss	3.01	-	3.13	-
	Operating costs	6.13	-	9.61	-

		21.03	-	15.10	-

Sudan	Oil (US$/bbl)
	Sales price	-	29.50	31.33	24.06
	Hedging loss	-	0.44	-	0.08
	Operating costs	-	4.46	4.96	4.02

		-	24.60	26.37	19.96

Total Company	Oil and liquids (US$/bbl)
	Sales price	28.55	26.18	27.76	23.74
	Hedging loss	1.83	0.30	1.71	0.07
	Operating costs	8.38	6.85	8.02	6.25

		18.34	19.03	18.03	17.42

	Natural gas (US$/mcf)
	Sales price	3.81	3.31	4.27	2.57
	Hedging loss (gain)	(0.03)	(0.07)	0.07	(0.17)
	Operating costs	0.65	0.61	0.61	0.53

		3.19	2.77	3.59	2.21

(1) Includes operations in Indonesia and Malaysia/Vietnam. Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.

Additional Information for US Readers Production net of royalties

	Three months ended		Twelve months ended
	December 31		December 31
	2003	2002	2003	2002

Oil and liquids (bbls/d)
North America	43,178	46,875	45,035	47,182
North Sea	126,711	119,142	113,291	122,231
Southeast Asia (1)	19,326	13,868	14,853	14,025
Algeria	6,298	-	3,351	-
Sudan	-	32,442	6,997	36,346

Total oil and liquids	195,513	212,327	183,527	219,784

Natural gas (mmcf/d)
North America	683	662	678	665
North Sea	103	105	103	107
Southeast Asia (1)	142	86	110	89

Total natural gas	928	853	891	861

Total conventional mboe/d	350	354	332	363

Synthetic oil (Canada) (bbls/d)	2,380	2,958	2,510	2,788

Total mboe/d	353	357	334	366

(1) Includes operations in Indonesia and Malaysia/Vietnam.

     Talisman Energy Inc. Consolidated Financial Ratios December 31, 2003

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and United States securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at December 31, 2003. The interest coverage ratios are for the 12 month period then ended.

	Preferred	Preferred
	Securities	Securities
	as equity (5)	as debt (6)

Interest coverage (times)
Income (1)	8.21	6.65
Cash flow (2)	19.22	15.59
Asset coverage (times)
Before deduction of future income taxes and deferred credits (3)	4.60	3.92
After deduction of future income taxes and deferred credits (4)	3.25	2.76

(1)	Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)	Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(3)	Total assets minus current liabilities; divided by long-term debt.
(4)	Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.
(5)	The Company's preferred securities are classified as equity and the related charges have been excluded from interest expense.
(6)	Reflects adjusted ratios, had the preferred securities been treated as debt and the related charges been included in interest expense.

Continuity of Proved Gross Reserves

	North America [1]	North Sea	SE Asia	Algeria	Sudan	Trinidad	Total
Crude Oil & Liquids (mmbbls)
Total Proved
Proved reserves at December 31, 2000	199.3	246.0	25.5	20.3	140.7	-	631.8
Discoveries, additions and extensions	21.3	54.9	22.6	14.9	30.2	-	143.9
Purchase of reserves	10.7	20.4	14.7	-	-	-	45.8
Sale of reserves	(3.9)	(5.2)	-	-	-	-	(9.1)
Net revisions and transfers	8.0	(1.1)	4.1	-	4.8	-	15.8
2001 production	(23.1)	(40.5)	(7.6)	-	(19.4)	-	(90.6)

Proved reserves at December 31, 2001	212.3	274.5	59.3	35.2	156.3	-	737.6
Discoveries, additions and extensions	13.0	13.5	9.6	2.6	32.3	19.2	90.2
Purchase of reserves	1.4	7.5	-	-	-	-	8.9
Sale of reserves	(4.6)	(2.8)	-	-	-	-	(7.4)
Net revisions and transfers	(1.2)	3.5	-	(10.4)	(5.8)	-	(13.9)
2002 production	(21.8)	(46.5)	(8.3)	-	(21.9)	-	(98.5)

Proved reserves at December 31, 2002	199.1	249.7	60.6	27.4	160.9	19.2	716.9
Discoveries, additions and extensions	16.0	8.2	25.2	3.9	-	-	53.3
Purchase of reserves	1.3	21.1	-	-	-	-	22.4
Sale of reserves	(5.3)	-	-	-	(156.1)	-	(161.4)
Net revisions and transfers	(0.1)	18.7	7.6	0.1		-	26.3
2003 production	(20.8)	(41.3)	(9.0)	(2.4)	(4.8)	-	(78.3)

Proved reserves at December 31, 2003	190.2	256.4	84.4	29.0	-	19.2	579.2
Proved developed							-
December 31, 2000	192.7	182.4	21.6		117.9	-	514.6
December 31, 2001	203.0	215.7	20.4		120.4	-	559.5
December 31, 2002	190.0	212.6	19.7	4.8	143.4	-	570.5
December 31, 2003	186.4	213.0	29.5	25.5	-	-	454.4

Natural gas (bcf)
Total proved
Proved reserves at December 31, 2000	2,216.8	286.0	769.5	-	-	-	3,272.3
Discoveries, additions and extensions	374.1	14.2	657.5	-	-	-	1,045.8
Purchase of reserves	365.0	57.1	173.9	-	-	-	596.0
Sale of reserves	(57.0)	(1.6)	-	-	-	-	(58.6)
Net revisions and transfers	(6.6)	(14.0)	30.6	-	-	-	10.0
2001 production	(295.5)	(39.5)	(34.0)	-	-	-	(369.0)

Proved reserves at December 31, 2001	2,596.8	302.2	1,597.5	-	-	-	4,496.5
Discoveries, additions and extensions	374.2	15.4	19.7	-	-	223.5	632.8
Purchase of reserves	37.7	0.4	-	-	-	-	38.1
Sale of reserves	(34.9)	-	-	-	-	-	(34.9)
Net revisions and transfers	(80.3)	(11.3)	(54.4)	-	-	-	(146.0)
2002 production	(300.1)	(44.6)	(34.5)	-	-	-	(379.2)

Proved reserves at December 31, 2002	2,593.4	262.1	1,528.3	-	-	223.5	4,607.3
Discoveries, additions and extensions	351.5	1.0	107.0	-	-	-	459.5
Purchase of reserves	107.1	14.4	-	-	-	-	121.5
Sale of reserves	(14.3)	-	-	-	-	-	(14.3)
Net revisions and transfers	(77.0)	17.5	(20.6)	-	-	-	(80.1)
2003 production	(315.8)	(39.9)	(42.7)	-	-	-	(398.4)

Proved reserves at December 31, 2003	2,644.9	255.1	1,572.0	-	-	223.5	4,695.5
Proved developed							-
December 31, 2000	1,972.3	227.0	170.9	-	-	-	2,370.2
December 31, 2001	2,281.8	247.4	358.5	-	-	-	2,887.7
December 31, 2002	2,278.7	232.8	723.8	-	-	-	3,235.3
December 31, 2003	2,404.0	220.1	920.9	-	-	-	3,545.0

1 North American gross proved reserves exclude synthetic crude oil reserves: 2001: - 43.4 mmbbls; 2002 - 43.2 mmbbls; 2003 - 42.3 mmbbls.

Quarterly Tablespress release Mar3.xls

Continuity of Proved Net[1] Reserves

	North America [2]	North Sea	SE Asia	Algeria	Sudan	Trinidad	Total
Crude Oil & Liquids (mmbbls)
Total proved
Proved reserves at December 31, 2000	165.9	233.8	17.9	12.2	92.4	-	522.2
Discoveries, additions and extensions	17.9	53.9	15.3	7.1	22.5	-	116.7
Purchase of reserves	8.1	16.2	10.6	-	-	-	34.9
Sale of reserves	(2.9)	(4.8)	-	-	-	-	(7.7)
Net revisions	4.7	(0.5)	1.1	(2.4)	13.3	-	16.2
2001 production	(17.9)	(38.4)	(5.3)		(11.9)	-	(73.5)

Proved reserves at December 31, 2001	175.8	260.2	39.6	16.9	116.3	-	608.8
Discoveries, additions and extensions	10.6	13.5	5.8	1.3	19.0	18.9	69.1
Purchase of reserves	1.1	7.5	-	-	-	-	8.6
Sale of reserves	(3.7)	(2.8)	-	-	-	-	(6.5)
Net revisions	(2.5)	13.9	(4.2)	(4.3)	(27.7)	-	(24.8)
2002 production	(17.2)	(44.7)	(5.1)		(13.3)	-	(80.3)

Proved reserves at December 31, 2002	164.1	247.6	36.1	13.9	94.3	18.9	574.9
Discoveries, additions and extensions	13.1	8.3	17.0	2.3	-		40.7
Purchase of reserves	1.1	21.1	-	-	-		22.2
Sale of reserves	(4.6)	-	-	-	(91.7)		(96.3)
Net revisions	1.1	19.4	4.8	0.5	-	(0.8)	25.0
2003 production	(16.4)	(41.4)	(5.4)	(0.1)	(2.6)		(65.9)

Proved reserves at December 31, 2003	158.4	255.0	52.5	16.6	-	18.1	500.6
Proved developed
December 31, 2000	160.9	173.3	15.2	-	77.4	-	426.8
December 31, 2001	168.6	203.8	13.3	-	89.6	-	475.3
December 31, 2002	157.2	210.8	11.9	2.4	84.1	-	466.4
December 31, 2003	155.4	211.8	18.6	14.6	-	-	400.4

Natural Gas (bcf)
Total proved
Proved reserves at December 31, 2000	1,757.1	272.6	540.2	-	-	-	2,569.9
Discoveries, additions and extensions	293.8	13.7	455.2	-	-	-	762.7
Purchase of reserves	293.6	22.8	125.7	-	-	-	442.1
Sale of reserves	(44.7)	(1.5)	-	-	-	-	(46.2)
Net revisions	(24.9)	(5.0)	23.4	-	-	-	(6.5)
2001 production	(222.3)	(35.3)	(32.4)		-	-	(290.0)

Proved reserves at December 31, 2001	2,052.6	267.3	1,112.1	-	-	-	3,432.0
Discoveries, additions and extensions	283.1	14.0	11.7	-	-	220.0	528.8
Purchase of reserves	31.5	0.4	-	-	-	-	31.9
Sale of reserves	(26.7)	-	-	-	-	-	(26.7)
Net revisions	(110.8)	(4.3)	(122.6)	-	-	-	(237.7)
2002 production	(243.6)	(39.5)	(32.3)		-	-	(315.4)

Proved reserves at December 31, 2002	1,986.1	237.9	968.9	-	-	220.0	3,412.9
Discoveries, additions and extensions	276.3	1.0	64.0	-	-		341.3
Purchase of reserves	92.2	14.4	-	-	-		106.6
Sale of reserves	(11.4)	-	-	-	-		(11.4)
Net revisions	(14.9)	19.8	(6.1)	-	-	(9.0)	(10.2)
2003 production	(247.6)	(37.5)	(40.1)	-	-		(325.2)

Proved reserves at December 31, 2003	2,080.7	235.6	986.7	-	-	211.0	3,514.0
Proved developed
December 31, 2000	1,568.4	215.9	120.0	-	-	-	1,904.3
December 31, 2001	1,804.7	213.8	252.0	-	-	-	2,270.5
December 31, 2002	1,746.9	210.0	471.6	-	-	-	2,428.5
December 31, 2003	1,890.4	200.7	593.9	-	-	-	2,685.0

1	Net reserves are after deducting royalties.
2	North American net proved reserves exclude synthetic crude oil reserves: 2001 - 36.4 mmbbls; 2002 - 36.7 mmbbls; 2003 - 35.8 mmbbls.

Quarterly Tablespress release Mar3.xls

Five Year Finding and Development Costs (gross before royalties)

	1999	2000	2001	2002	2003	3-Year	5-Year

PROVED RESERVES ADDITIONS[1]
North America (mmboe)	55.1	93.2	90.6	60.7	61.6	212.9	361.2
International (mmboe)	89.1	90.7	245.1	96.6	81.5	423.2	603.0

Total	144.2	183.9	335.7	157.3	143.1	636.1	964.2

PROVED NET ACQUISITIONS[2]
North America (mmboe)	95.2	(6.0)	58.1	(2.7)	11.5	66.9	156.1
International (mmboe)	77.6	54.1	68.1	4.8	23.5	96.4	228.1

Total	172.8	48.1	126.2	2.1	35.0	163.3	384.2

CAPITAL SPENDING (millions of dollars)[3]
Exploration and development
North America	300.5	658.7	821.2	753.9	1,023.6	2,598.7	3,557.9
International	621.1	459.6	971.1	980.7	1,019.7	2,971.5	4,052.2

Total Company	921.6	1,118.3	1,792.3	1,734.6	2,043.3	5,570.2	7,610.1
Net acquisitions and divestitures	1,581.5	209.5	1,478.1	203.4	568.4	2,249.9	4,040.9

Total Capital	2,503.1	1,327.8	3,270.4	1,938.0	2,611.7	7,820.1	11,651.0

PROVED F&D Cost ($/boe)
North America	5.45	7.07	9.06	12.42	16.62	12.20	9.85
International	6.97	5.06	3.96	10.15	12.52	7.03	6.72

Total	6.39	6.08	5.34	11.03	14.28	8.76	7.89

PROVED FD&A COST ($/boe)
North America	8.35	7.39	11.75	15.00	19.09	14.34	11.43
International	7.49	4.72	4.86	10.53	11.59	7.33	6.91

Total	7.90	5.72	7.08	12.15	14.67	9.79	8.64

Five Year Finding and Development Costs[4]	(net of royalties5)

US$/boe	1999	2000	2001	2002	2003	3-Year	5-Year

Proved F&D Cost, Net
North America	6.01	5.48	7.44	12.56	11.60	10.09	8.32
International	8.63	6.07	3.33	11.29	11.82	6.49	6.69

Total	7.59	5.72	4.40	11.80	11.71	7.72	7.33

Proved FD&A Cost, Net
North America	7.91	6.13	9.57	14.02	14.34	11.83	9.68
International	7.02	4.55	4.23	11.04	10.22	6.65	6.36

Total	7.48	5.23	6.04	12.24	12.12	8.62	7.76

1	Proved discoveries and revisions only, excluding acquisitions, conventional oil only.
2	Reserve purchases less dispositions, includes asset sales, dispositions, swaps and corporate acquisitions. Excludes the impacts of the sale of the Sudan operations in 2003.
3	Exploration and development spending in the calculation of Canadian dollar/gross finding and development costs excludes indirect exploration expenses, Syncrude, enhanced oil recovery, Chauvin pipeline, Canadian Midstream and capitalized interest

4	Exploration and development spending in the calculation of US$/net finding and develoment costs excludes Syncrude, Chauvin pipeline, Canadian Midstream and capitalized interest.
5	Proved Reserves, net of royalties.

.

In the above tables and throughout the accompanying news release, (a) the finding, development and acquisition cost per BOE is calculated by dividing total capital expended on finding, development and acquisition activities (as described above) by additions to proved reserves on a gross or net basis, as applicable, and (b) the finding and development cost per BOE is calculated by dividing total capital expended on finding and development activities (as described above) by additions to proved reserves on a net or gross basis, as applicable. No amount of future capital has been included in the above calculations. The Canadian dollar/gross calculation is consistent with Talisman's past practice. The US$/net calculation is consistent with US practice.

Six mcf of natural gas equals one BOE.

Unless the context indicates otherwise, a reference in this news release to “Talisman” or the “Company” includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries.

Advisory – Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These financial measures are not defined by Generally Accepted Accounting Principles in either Canada or the US. Consequently these are referred to as non-GAAP measures. Cash flow, as commonly used, appears as a separate caption on the Company’s cash flow statement and is reconciled to both net income and cash flow from operations. Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies. Our reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity.

Advisory – Forward-Looking Statements

This news release contains statements concerning business plans for drilling, exploration and development, estimates of future sales, production and operations or financial performance, outlook for oil and gas prices, anticipated bookings of probable reserves as proved reserves, anticipated cash flow, expected finding and development costs, exchange rates, a seismic program or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance that constitute "forward-looking statements" within the meaning of the United States (US) Private Securities Litigation Reform Act of 1995.

Statements concerning oil and gas reserves contained in this news release may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and gas deposits;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
  general economic conditions;
  the effect of acts of, or actions against international terrorism; and
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "Outlook", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory – Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). The proved reserves disclosed in this news release have been calculated using the standards contained in Regulation S-X of the US Securities and Exchange Commission (SEC). The probable reserves disclosed in this news release have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC"). Talisman does not believe that the differences in the SPE/WPC and NI 51-101 definitions of probable reserves would result in any material difference in its estimates of probable reserves disclosed in this news release.

The primary differences between the US requirements and the NI 51-101 requirements are that (i) the SEC rules require disclosure only of proved reserves, whereas NI-51-101 requires disclosure of proved and probable, and (ii) the SEC rules require that the reserves and associated future net revenue be estimated under existing economic and operating conditions, whereas NI 51-101 requires disclosure of proved reserves and the associated future net revenue on a constant basis, and of proved, probable and proved plus probable reserves and the associated future net revenue on a forecast basis. The definitions of proved reserves also differ, but Talisman does not believe that the differences in the definitions would result in any material difference in its reserves estimates for that category. According to the Canadian Oil and Gas Evaluation Handbook (the reference source for the definition of proved reserves under NI 51-101), differences in the estimated proved reserves quantities based on constant prices should not be material.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of most of the reserves data disclosed in this news release.

The following definitions are used by the Company to describe its reserves.

“Proved” oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only if it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"Probable" reserves are less certain than proved reserves and have been estimated in accordance with the definition set out by the Society of Petroleum Engineers and the World Petroleum Congress ("SPE/WPC"). That is, probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Probable reserves are estimated under the same existing economic and operating conditions used for proved reserves.

"Gross" reserves are the remaining reserves of Talisman before deduction of royalties.

"Net" reserves are the remaining reserves of Talisman after deduction of royalties.

Throughout this news release the calculation of barrels of oil equivalent (BOE) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A BOE conversion ration of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Note to US Readers

Talisman is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC’s standards for inclusion in documents filed with the SEC. In addition, throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed “Continuity of Proved Net Reserves” for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

Talisman reports its consolidated financial statements in Canadian dollars. All dollar amounts are stated in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial statements and other Canadian financial information included in this presentation are set out in accordance with Canadian generally accepted accounting principles, which differ from generally accepted accounting principles in the US. See the notes to Talisman’s Consolidated Financial Statements for information concerning significant differences between Canadian and US generally accepted accounting principles.

05-04